Exhibit 12.1

Platinum Underwriters Holdings, Ltd.

Ratio of Earnings to Fixed Charges

($ in Thousands)

	Six Months	Three Months	Year Ended	Year Ended	Period from
	Ended June 30,	Ended March 31,	December 31,	December 31,	April 19, 2002 to
	2005	2005	2004	2003	December 31, 2002
Earnings
Earnings before income taxes	$170,850	83,036	115,133	193,698	$11,093
Add fixed charges	6,347	2,173	9,268	9,492	1,444

Total	177,197	85,209	124,401	203,190	12,537

Fixed charges:
Interest Expense	5,512	1,835	7,426	7,563	1,261
Amortized expenses related to indebtedness	835	337	1,842	1,929	183

Total fixed charges	$6,347	2,172	9,268	9,492	$1,444

Ratio of earnings to fixed charges	27.9	39.2	13.4	21.4	8.7